Конфіденційно/Confidential Kyivstar Group Signs Agreement to Acquire GigaCloud, Expanding Enterprise Cloud Capabilities Transaction brings together GigaCloud’s enterprise cloud expertise and Kyivstar’s connectivity, customer reach and investment capacity Kyiv, Ukraine and New York, October 27, 2026 – Kyivstar Group Ltd. (Nasdaq: KYIV; KYIVW) (“Kyivstar”), Ukraine’s leading digital operator and part of VEON Group (Nasdaq: VEON), today announced the acquisition of GigaCloud, one of Ukraine’s leading cloud infrastructure providers, in a transaction valued at up to USD 50 million. The investment expands Kyivstar’s enterprise technology offering by combining connectivity, cloud infrastructure, and cybersecurity services to help businesses and public institutions accelerate their digital transformation. GigaCloud contributes a strong enterprise customer base, cloud expertise, and infrastructure spanning Ukraine and Poland. The transaction also strengthens Kyivstar’s capabilities in sovereign cloud infrastructure and creates a platform for the future development of AI-enabled services tailored to the needs of Ukrainian businesses and public institutions. Founded in 2016, GigaCloud serves more than 1,800 enterprise customers. Based on unaudited management accounts, the company generated approximately USD 14 million in revenue and USD 4.7 million in EBITDA in 2025, representing an EBITDA margin of approximately 34%. The transaction is expected to be immediately accretive to Kyivstar’s earnings and cash flow. Transaction valuations reflect GigaCloud’s growth profile, strategic cloud capabilities, market leadership position and anticipated commercial synergies. In addition, approximately USD 5 million of the total consideration is linked to future performance and capital investment milestones, aligning the purchase price with long-term value creation. The transaction comprises a USD 41 million acquisition price, up to USD 4 million in deferred non-adjustable debt, approximately USD 3 million in performance-related consideration and up to USD 2 million in reimbursement for capital expenditure, subject to the terms of the agreement. Completion is subject to customary closing conditions. “GigaCloud brings to Kyivstar a well-established cloud business, cloud engineering expertise, R&D capabilities and an experienced team. By combining these capabilities with our connectivity, customer reach and investment capacity, we can help more businesses modernize their operations and build a larger enterprise technology business. This acquisition advances our digital strategy while supporting Ukraine’s long-term infrastructure need,” said Oleksandr Komarov, President of Kyivstar Group Ltd. Following completion, GigaCloud is expected to operate as a separate business unit within Kyivstar Group, retaining its brand and management team. Its founders are expected to

Конфіденційно/Confidential continue leading the business. No changes to existing customer contracts, service levels or commercial terms are planned as a result of the transaction. “We have built GigaCloud on the trust of our customers and the expertise of our team. Together with Kyivstar, we will be able to accelerate investment in our infrastructure, expand our market reach, and continue delivering the high-quality services our customers expect,” said Nazariy Kurochko, Chief Executive Officer and Co-Founder of GigaCloud. “As demand for sovereign cloud solutions continues to grow, this partnership strengthens our ability to scale secure cloud services and contribute to Ukraine’s digital development,” added Anton Khvastunov, Co-Founder of GigaCloud. The acquisition further demonstrates Kyivstar’s commitment to expanding its digital services portfolio, investing in critical technology infrastructure, and supporting the long- term development of Ukraine’s digital economy. About Kyivstar Group Ltd. Kyivstar Group Ltd. (“Kyivstar”) is a Nasdaq-listed holding company that operates JSC Kyivstar, Ukraine’s leading digital operator and the first Ukrainian company to list on a U.S. stock exchange. Kyivstar’s companies provide a broad range of connectivity and digital services, including mobile and fixed-line voice and data, ride-hailing, e-health, digital TV, and enterprise solutions such as Big Data, cloud, and cybersecurity. For more information, please visit https://investors.kyivstar.ua. Nasdaq tickers: KYIV; KYIVW About JSC Kyivstar JSC Kyivstar is Ukraine’s leading digital operator, serving more than 21.8 million mobile customers and over 1.3 million home internet fixed line customers as of June 30, 2026. The company provides services using a wide range of mobile and fixed technologies, including 4G, Big Data, cloud solutions, cybersecurity services, digital TV, and more. JSC Kyivstar is wholly owned by Kyivstar Group Ltd. (Nasdaq: KYIV; KYIVW), whose shares are traded on the U.S. stock exchange Nasdaq. As one of Ukraine’s largest private investors, Kyivstar continues to contribute to the country’s resilience and recovery through sustained investments in digital infrastructure and social impact initiatives. Since 2022, the company has invested more than UAH 5.6 billion (USD 125 million) in support of Ukraine’s Armed Forces, national recovery efforts, and subscribers, and is recognized among the country’s top three socially responsible businesses. Additional information: pr@kyivstar.net , www.kyivstar.ua

Конфіденційно/Confidential About GigaCloud GigaCloud is a leader in the Ukrainian cloud market. Since 2016, GigaCloud has supported the digital transformation of more than 1,800 companies through cloud technologies. The company serves large enterprises and is a leading partner of the public sector in implementing digital transformation initiatives powered by cloud solutions. GigaCloud leverages state-of-the-art technologies to build secure, resilient, and highly available cloud infrastructure. Disclaimer This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements relating to, among other things, Kyivstar’s digital evolution strategy with the acquisition of GigaCloud. There are numerous risks and uncertainties that could cause actual results and performance to differ materially from those expressed by such statements, including risks relating to the acquisition of GigaCloud and its integration into Kyivstar, among others discussed in the section entitled “Risk Factors” included in Kyivstar Group’s annual report on Form 20-F filed with the U.S. Securities and exchange Commission (“SEC”) on March 16, 2026, as amended and supplemented from time to time, and in any other subsequent filings with the SEC by Kyivstar Group. The forward-looking statements contained herein speak only as of the date of this release and Kyivstar Group disclaims any obligation to update or revise them, other than to the extent as required by applicable law. Additionally, this press release includes certain financial information and data of GigaCloud derived from preliminary, unaudited management accounts and is subject to completion of customary financial closing, review, and audit procedures. This information is provided for informational purposes only and should not be regarded as a complete statement of financial results or relied upon as necessarily indicative of historical or future performance.